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                             August 15, 2022

       Francois P. Chadwick
       Chief Financial Officer
       Volta Inc.
       155 De Haro Street
       San Francisco, California 94103

                                                        Re: Volta Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K furnished
May 13, 2022
                                                            File No. 001-39508

       Dear Mr. Chadwick:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Exhibits 31.1 and 31.2, page 1

   1. Please revise to amend your certifications to include paragraph 4b as required by Item 601 of Regulation S-K.
Refer also to the Division of Corporation Finance   s C&DIs for
                                                        Regulation S-K,
Question 215.02.
       Form 8-K furnished May 13, 2022

       Exhibit 99.1, page 2

   2. We note your outlook information for full year 2022 and the second quarter of 2022 which includes revenue
outlooks. Tell us your consideration for disclosing a measure of income for each respective
period.
 Francois P. Chadwick
Volta Inc.
August 15, 2022
Page 2
Exhibit 99.2, page 22

3. We note your non-GAAP revenue including the adjustment that relates to fair value
         allocations    in multiple element revenue arrangements. Please
further describe the nature
         of this adjustment and tell us how you determined that this adjustment does not result in a tailored recognition and measurement method. Refer to Question 100.04 of the Staff's
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameFrancois P. Chadwick                        Sincerely,
Comapany NameVolta Inc.
                                                              Division of
Corporation Finance
August 15, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName